Exhibit 99.1

Tiziana Life Sciences to Present at BTIG’s Virtual Biotechnology Conference

NEW YORK and LONDON, August 11, 2020 – Tiziana Life Sciences plc (Nasdaq: TLSA / AIM: TILS) (“Tiziana” or the “Company”), a clinical stage biotechnology company developing targeted drugs for cancer, inflammatory diseases and COVID-19, announced that members of its management team will participate virtually in the BTIG Biotechnology Conference on Tuesday, August 11, 2020 at 2:30 p.m. EDT.

To access a live webcast of the fireside chat please register for the BTIG Biotechnology Conference, using the link here. The investor presentation can be found on the Tiziana website, here. A replay of the webcast will be archived on Tiziana’s website for approximately 45 days following the presentation.

About Tiziana Life Sciences

Tiziana Life Sciences plc is a dual listed (NASDAQ: TLSA & UK AIMS: TILS) biotechnology company that focuses on the discovery and development of novel molecules to treat human diseases in oncology, inflammation and infectious diseases. In addition to milciclib, the Company will be shortly initiating phase 2 studies with orally administered foralumab for Crohn’s Disease and nasally administered foralumab for progressive multiple sclerosis. Foralumab is the only fully human anti-CD3 monoclonal antibody (mAb) in clinical development in the world. This phase II compound has potential application in a wide range of autoimmune and inflammatory diseases, such as Crohn’s Disease, multiple sclerosis, type-1 diabetes (T1D), inflammatory bowel disease (IBD), psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable. The company is accelerating development of anti-Interleukin 6 receptor (IL6R) mAb, a fully human monoclonal antibody for treatment of IL6-induced inflammation, especially for treatment of COVID-19 patients.

Investor Contact:

RedChip Companies, Inc.
Dave Gentry
407-491-4498
dave@redchip.com